[VITESSE SEMICONDUCTOR CORPORATION LETTERHEAD]

January 4, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: David Burton

Re:	Vitesse Semiconductor Corporation

Item 4.01

Form 8-K Filed December 20 2006

File No. 1-31416

Ladies and Gentlemen:

We are in receipt of the letter from the Staff dated December 22, 2006 addressed to Mr. Christopher Gardner of Vitesse Semiconductor Corporation. For your convenience, we have set forth the Staff’s comments in bold followed by our responses.

Form 8-K dated December 14, 2006

Item 4.01. Changes in Registrant’s Certifying Accountant

1.

Please specifically state whether during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. The phrase “since October 1, 2004” does not sufficiently address this requirement since the former auditor was engaged prior to that date and was not dismissed until December 14, 2006.

On January 3, 2006, we filed a Form 8-K/A making the requested change to the disclosure.

2.

To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

We have requested that KPMG LLP, our former independent public accountants, provide an Exhibit 16 letter that we can file with the Commission in the required time period.

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3.

We note that the Special Committee has obtained additional information from its investigation since your report dated April 26, 2006 under Item 4.02 of Form 8-K. Please tell us what your plans are for updating the disclosures in that report.

On December 20, 2006, we filed a Form 8-K, including disclosure under Items 8.01 and 9.01 of a press release we issued on December 19, 2006 regarding, among other things, the findings of the Special Committee of our Board of Directors which investigated the dating of stock options and a number of accounting issues, the remedial actions taken and proposed to be taken by us and the current status of our financial statements.

As the Staff noted, we filed a Current Report on Form 8-K on April 26, 2006 in which we disclosed that our previously reported financial statements for the three months ended December 31, 2005 and the three years ended September 30, 2005 and possibly earlier periods should not be relied upon. The Board of Directors also determined that the Management Report on Internal Control over Financial Reporting as of September 30, 2005 and the Report of KPMG, LLP, our then independent registered public accounting firm, relating to the effectiveness of our internal controls over financial reporting and management’s assessment thereof as of September 30, 2005, both of which reports were included in our Annual Report on Form 10-K for the year ended September 30, 2005, should not be relied upon.

In the Release (34-49424) dated March 16, 2004 relating to the adoption of the amendments to Form 8-K, there is a discussion of Item 4.02 of Form 8-K which includes Footnote 114 which states:

“Regarding the requirement of a company to disclose under Item 4.02(a) a brief description of the facts underlying the conclusion to the extent known to the company at the time of filing, a company may, of course, voluntarily file an amendment to the previously filed Form 8-K regarding any changes to the facts underlying the conclusion.”

We believe our disclosure on December 20, 2006 discloses the current state of the findings of the Special Committee, our remedial actions and our financial statements. No additional disclosure would be made if a filing was made under Item 4.02 of Form 8-K. Since Footnote 114 quoted above states that any filing to update the reasons for the conclusions for the filing under Item 4.02 is voluntary, we believe that the current disclosure meets the requirements of Form 8-K and that no additional disclosure is required or would provide additional material information to investors.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments, please contact our counsel, Richard A. Boehmer of O’Melveny & Myers LLP, telephone number (213) 430-6643, fax number (213) 430-6407.

Very truly yours,

VITESSE SEMICONDUCTOR CORPORATION

By: /s/ RICHARD YONKER

Richard Yonker
Chief Financial Officer

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